Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-64612) on Form S-8 of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust of our report dated June 27, 2023 with respect to the statement of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2022 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 27, 2023